   Exhibit No. 17.1

Resignation Letter of Robert Goddard

July 15, 2008

Mr. Daniel G. Brandano

President & CEO

Dynamic  Leisure Corporation

Dear Dan:

Upon advice from my personal counsel, personal circumstances and with regret, I am tendering my resignation as a Director on the Board of Dynamic Leisure Corp (and all its subsidiaries) effective immediately.   Having only recently joined the Board at your request to help the Company through some troubled times, I was clearly unaware of the seriousness of the situation and the various agenda’s of the secured debt holders and their representatives and the conflicts that came to light during my two visits to Tampa to attend various meetings and see first-hand the animosity of one of the senior debt holders who requested my visit only to rudely throw myself and you out of their office within two minutes of the meetings start.

I do believe you are acting in the best interests of all parties and in a proper fiduciary role, but my own personal circumstances coupled with the fact that I am located in Boston and not physically at the Company during these difficult times makes my role un-informed and un-able to properly and timely conduct my role as a Director.

I wish you well and will offer any advice in a “non-official” capacity that you might request…

Sincerely,

Robert A. Goddard